UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  Decmeber 12, 2007                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                        NEWS RELEASE - DECEMBER 12, 2007

                 AMERA ANNOUNCES APPOINTMENT OF NEW DIRECTOR AND
                        NEW VICE PRESIDENT, EXPLORATION


AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce the appointment of Dr. David Terry as a Director of the Company and Mr. Peter C. Ellsworth, M.Sc., as Vice President, Exploration, effective December 11, 2007.

DR. DAVID TERRY JOINS BOARD OF DIRECTORS

Dr. David Terry, Ph.D., P.Geo., formerly Vice President, Exploration, has been appointed a Director of the Company, effective December 11, 2007. Dr. Terry has over 20 years experience in the mining sector focused on exploration for a wide spectrum of precious and base metal deposits throughout North and South America. He has specialized in the areas of international project management, advanced project evaluation, acquisitions, and design and implementation of exploration programs. Dr. Terry holds an H.B.Sc. and Ph.D. in geology from the University of Western Ontario. In the course of his career he has held positions with a number of senior mining companies including Boliden Limited, Westmin Resources Limited, Hemlo Gold Mines Inc., Cominco Limited and Gold Fields Mining Corporation as well as spending several years with the British Columbia Ministry of Energy and Mines. Currently Dr. Terry is Vice President, Exploration and director of several publicly-traded companies. While serving on the board of directors Dr. Terry will continue to provide management and technical expertise to Amera.

MR. PETER ELLSWORTH APPOINTED VICE PRESIDENT, EXPLORATION

Mr. Peter C.  Ellsworth has been  appointed as Vice  President,  Exploration  of
Amera, effective December 11, 2007. Mr. Ellsworth has over 22 years of experience in mineral exploration, development and mining. He provides consulting geological services to the international mineral exploration industry working as President of Ellsworth Geological, PC since 1992 and served as officer of several junior public and private exploration companies. Mr. Ellsworth's experience in the exploration sector includes gold, silver, base metals and diamonds throughout North and South America. Prior to establishing his consulting business, Mr. Ellsworth was employed as geologist for Newmont Exploration Ltd., the Montana Talc Company and Cyprus Industrial Minerals exploring and developing gold and industrial mineral deposits. Mr. Ellsworth holds a Master of Science degree in Economic Geology from the University of Montana and a Bachelor of Science degree in Geology from Montana State University. In addition, he is fluent in Spanish and is a licensed professional geologist. Mr. Ellsworth's responsibilities will include directing all of Amera's exploration activities in Peru and elsewhere.

NEWS RELEASE                                                   DECEMBER 12, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
--------------------------------------------------------------------------------


The addition of Mr. Ellsworth to Amera's management team and the appointment of Dr. Terry to Amera's board of directors is part of a reorganization of the company that will accelerate the Company's existing exploration projects and bring on stream new projects in Peru.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

         "Nikolaos Cacos"
____________________________________________
Mr. Nikolaos Cacos, President & CEO


For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 25